UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

UNAUDITED INTERIM FINANCIAL STATEMENTS

March 31, 2019 and 2018 with report of independent registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras Index

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifício Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2019, and the related interim consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2019 and 2018 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 27, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, May 7, 2019

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position March 31, 2019 and December 31, 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2019	12.31.2018	Liabilities	Note	03.31.2019	12.31.2018
Current assets				Current liabilities
Cash and cash equivalents	4.1	9,361	13,899	Trade payables		5,880	6,327
Marketable securities	4.2	1,121	1,083	Finance debt	12.1	3,230	3,667
Trade and other receivables	5.1	4,962	5,746	Lease liability	13	6,030	23
Inventories	6	8,459	8,987	Income taxes payable	16.1	376	211
Recoverable income taxes	16.1	757	739	Other taxes payable	16.1	3,121	3,556
Other recoverable taxes	16.1	1,373	1,296	Dividends payable	19.2	1,118	1,109
Escrow account - Class action agreement	26.4	2,862	1,881	Short-term benefits	17	1,817	1,658
Others		2,198	1,485	Pension and medical benefits	18.1	853	810
		31,093	35,116	Provisions for legal proceedings	26.1	3,394	3,482
Assets classified as held for sale	7	2,424	1,946	Agreement with US Authorities	2.1	−	783
		33,517	37,062	Others		2,303	2,442
						28,122	24,068
				Liabilities related to assets classified as held for sale	7	1,015	983
Non-current assets						29,137	25,051
Long-term receivables				Non-current liabilities
Trade and other receivables	5.1	5,301	5,492	Finance debt	12.1	75,580	80,508
Marketable securities	4.2	52	53	Lease liability	13	21,167	162
Judicial deposits	26.2	7,332	6,711	Income taxes payable	16.1	543	552
Deferred income taxes	16.2	2,651	2,680	Deferred income taxes	16.2	658	654
Other tax assets	16.1	3,596	3,540	Pension and medical benefits	18.1	22,124	21,940
Advances to suppliers		543	666	Provisions for legal proceedings	26.1	4,096	3,923
Others		2,886	2,917	Provision for decommissioning costs	15	15,095	15,133
		22,361	22,059	Others		988	970
						140,251	123,842
				Total liabilities		169,388	148,893
				Equity
Investments	8	2,891	2,759	Share capital (net of share issuance costs)	19.1	107,101	107,101
Property, plant and equipment	9	182,007	157,383	Capital reserve and transactions		1,067	1,067
Intangible assets	10	2,785	2,805	Profit reserves		59,232	58,161
		210,044	185,006	Accumulated other comprehensive (deficit)		(94,862)	(94,785)
				Attributable to the shareholders of Petrobras		72,538	71,544
				Non-controlling interests		1,635	1,631
						74,173	73,175
Total assets		243,561	222,068	Total liabilities and equity		243,561	222,068

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Income March 31, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2019	Jan-Mar/2018

Sales revenues	21	21,229	22,958
Cost of sales	22.1	(14,217)	(14,704)
Gross profit		7,012	8,254

Income (expenses)
Selling expenses	22.2	(1,097)	(1,273)
General and administrative expenses	22.3	(616)	(660)
Exploration costs	11	(174)	(136)
Research and development expenses		(138)	(153)
Other taxes		(103)	(148)
Other income and expenses	23	(1,164)	(392)
		(3,292)	(2,762)

Income before finance income (expense), results in equity-accounted investments and income taxes		3,720	5,492

Finance income		362	339
Finance expenses		(1,806)	(1,804)
Foreign exchange gains (losses) and inflation indexation charges		(718)	(770)
Net finance income (expense)	24	(2,162)	(2,235)

Results of equity-accounted investments	8	132	158

Net income before income taxes		1,690	3,415

Income taxes	16.3	(565)	(1,219)

Net income for the period		1,125	2,196

Non-controlling interests		55	51

Net income attributable to shareholders of Petrobras		1,070	2,145

Basic and diluted earnings per weighted-average of common and preferred share - in U.S. dollars	19.3	0.08	0.16

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Comprehensive Income March 31, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2019	Jan-Mar/2018

Net income (loss) for the period	1,125	2,196

Items that will not be reclassified to the statement of income:

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(2)	(2)
Deferred income tax	1	1
	(1)	(1)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(638)	(338)
Reclassified to the statement of income	755	820
Deferred income tax	(40)	(164)
	77	318

Cumulative translation adjustments (*)
Recognized in equity	(213)	(179)
Reclassified to the statement of income	34	−
	(179)	(179)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	22	60

Total other comprehensive income:	(81)	198

Total comprehensive income (loss)	1,044	2,394

Non-controlling interests	50	54

Comprehensive income attributable to shareholders of Petrobras	994	2,340

(*) It includes a US$15 loss (a US$16 gain in the three-month period ended March 31, 2018), of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Cash Flows March 31, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2019	Jan-Mar/2018
Cash flows from Operating activities
Net income for the period	1,125	2,196
Adjustments for:
Pension and medical benefits (actuarial expense)	578	599
Results of equity-accounted investments	(132)	(158)
Depreciation, depletion and amortization	3,716	3,409
Impairment of assets (reversal)	(7)	18
Allowance (reversals) for credit loss on trade and others receivables	32	137
Exploratory expenditure write-offs	50	8
(Gains)/losses on disposals/write-offs of assets	(184)	(1,005)
Foreign exchange, indexation and finance charges	2,222	2,656
Deferred income taxes, net	(137)	195
Revision and unwinding of discount on the provision for decommissioning costs	209	183
Reclassification of cumulative translation adjustment and other comprehensive income	34	−
Inventory write-down (write-back) to net realizable value	(41)	18

Decrease (Increase) in assets
Trade and other receivables, net	1,211	558
Inventories	373	(352)
Judicial deposits	(680)	(528)
Escrow account - Class action agreement	(1,018)	(865)
Other assets	(519)	(577)
Increase (Decrease) in liabilities
Trade payables	(630)	(418)
Other taxes payable	(120)	596
Pension and medical benefits	(194)	(204)
Provisions for legal proceedings	124	183
Short-term benefits	175	146
Other liabilities	(1,242)	507
Income taxes paid	(234)	(453)
Net cash provided by operating activities	4,711	6,849
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,611)	(3,058)
Investments in investees	(2)	(7)
Proceeds from disposal of assets - Divestment	314	2,313
Divestment (Investment) in marketable securities	(26)	728
Dividends received	114	221
Net cash (used in) provided by investing activities	(1,211)	197
Cash flows from Financing activities
Investments by non-controlling interest	(46)	37
Proceeds from financing	4,234	5,938
Repayment of principal	(9,767)	(13,524)
Repayment of interest	(1,557)	(1,851)
Repayment of lease liability	(879)	-
Net cash used in financing activities	(8,015)	(9,400)

Effect of exchange rate changes on cash and cash equivalents	(23)	(199)

Net increase (decrease) in cash and cash equivalents	(4,538)	(2,553)

Cash and cash equivalents at the beginning of the period	13,899	22,519

Cash and cash equivalents at the end of the period	9,361	19,966

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Changes in Shareholders’ Equity March 31, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(791)	7,919	2,182	720	42,235	-	79,802	1,700	81,502
Balance at December 31, 2017		107,101	1,067				(81,422)				53,056	-	79,802	1,700	81,502
Initial application of IFRS 9							(20)					(299)	(319)	(15)	(334)
	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	(299)	79,483	1,685	81,168
Balance at January 1, 2018		107,101	1,067				(81,442)				53,056	(299)	79,483	1,685	81,168
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Capital transactions	-	-	-	-	-	-	-	-	-	-	-	-	-	37	37
Net income	-	-	-	-	-	-	-	-	-	-	-	2,145	2,145	51	2,196
Other comprehensive income	-	-	-	(182)	318	-	59	-	-	-	-	-	195	3	198
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(34)	(34)
	107,380	(279)	1,067	(61,225)	(9,255)	(10,015)	(753)	7,919	2,182	720	42,235	1,847	81,823	1,742	83,565
Balance at March 31, 2018		107,101	1,067				(81,248)				53,056	1,847	81,823	1,742	83,565

	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	71,544	1,631	73,175
Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	(1)	−	−	−	−	1	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	(46)	(46)
Net income	−	−	−	−	−	−	−	−	−	−	−	1,070	1,070	55	1,125
Other comprehensive income (loss)	−	−	−	(174)	77	−	21	−	−	−	−	−	(76)	(5)	(81)
	107,380	(279)	1,067	(67,490)	(13,215)	(13,224)	(933)	8,257	2,452	923	46,529	1,071	72,538	1,635	74,173
Balance at March 31, 2019		107,101	1,067				(94,862)				58,161	1,071	72,538	1,635	74,173

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual financial statements previously reported. Hence, they should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

At January 1, 2019, the Company adopted IFRS 16 – Leases and IFRIC 23 – Uncertainty over Income Tax Treatments. The changes in accounting policies arising from the application of these standards are presented in note 3.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 7, 2019.

1.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018
Quarterly average exchange rate	3.77	3.81	3.95	3.61	3.24
Period-end exchange rate	3.90	3.87	4.00	3.86	3.32

2.	The “Lava Jato” (Car Wash) Operation and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements ended March 31, 2019, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

2.1.	Investigations involving the Company
2.1.1.	U.S. Securities and Exchange Commission and Department of Justice inquiries

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation which concerned the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85 to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credit a remittance of US$ 683 to the Brazilian authorities which Petrobras deposited in January 2019. The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

3.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2018, except for the changes arising from the adoption of IFRS 16 – Leases and IFRIC 23 - Uncertainty over Income Tax Treatments.

3.1.	IFRS 16 – Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results.

The Company applied the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements. See notes 9, 13 and 24 for the impacts of such payments in the statement of income for the period.

In the statement of cash flows, operating lease payments, which were previously presented within Cash flows from operating and investing activities, are presented from 2019 onwards as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the Company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

a)	Application of this Standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31 ,2018);
b)

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

c)

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship according to the current cash flow hedge accounting policy involving the Company’s future exports.

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (US$ 26,575) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, vessels, lands and buildings, helicopters, drilling rigs and other exploration and production equipment. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	12,925
Vessels	11,996
Lands and buildings	1,011
Others	643
Total	26,575

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Commitment to operating lease as of December 31, 2018	95,379
Commitments for which lease terms have not commenced	(54,825)
Discount	(9,980)
Short-term leases and others	(3,999)
Initial application	26,575
Finance lease (IAS 17) recognized at December 31, 2018	185
Lease liability at January1, 2019	26,760

In the statement of cash flows, operating lease payments, which were previously presented within cash flows from operating and investing activities, are presented as cash flows from financing activities. These amounts totaled US$ 886 in the first quarter of 2019.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted according to the terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from the adoption of IFRS 16 did not impact the Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

3.2.	IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company did not identify impacts arising from this Interpretation.

4.	Cash and cash equivalents and Marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	03.31.2019	12.31.2018
Cash at bank and in hand	482	863

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,132	1,875
Other investment funds	27	12
	2,159	1,887
- Abroad
Time deposits	445	3,823
Automatic investing accounts and interest checking accounts	5,621	6,708
Other financial investments	654	618
	6,720	11,149
Total short-term financial investments	8,879	13,036
Total cash and cash equivalents	9,361	13,899

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

4.2.	Marketable securities
	03.31.2019	12.31.2018
	Total	Total
Fair value through profit or loss	1,121	1,083
Fair value through other comprehensive income	7	8
Amortized cost	45	45
Total	1,173	1,136
Current	1,121	1,083
Non-current	52	53

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

5.	Trade and other receivables
5.1.	Trade and other receivables, net
	03.31.2019	12.31.2018

Receivables from contracts with customers
Third parties	6,474	6,614
Related parties
Investees (note 14.1)	677	682
Receivables from the electricity sector (note 5.4) (*)	4,341	4,400
Subtotal	11,492	11,696
Other trade receivables
Third parties
Receivables from divestments (**)	1,299	1,296
Finance lease receivables	511	519
Other receivables	920	1,325
Related parties
Diesel subsidy	-	400
Petroleum and alcohol accounts - receivables from Brazilian Government	308	307
Subtotal	3,038	3,847
Total trade receivables	14,530	15,543
Expected credit losses (ECL) - Third parties	(3,345)	(3,390)
Expected credit losses (ECL) - Related parties	(922)	(915)
Total trade receivables, net	10,263	11,238
Current	4,962	5,746
Non-current	5,301	5,492
(*)It includes the amount of US$ 197 at March 31, 2019 (US$ 199 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

The remaining balance of receivables from the Diesel Price Subsidy Program, established by the Federal Government in 2018, was fully received until February 2019

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the first quarter of 2019 amounted to US$ 164.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

5.2.	Aging of trade and other receivables – third parties
	03.31.2019		12.31.2018

	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	5,398	(382)	5,863	(360)
Overdue:
1-90 days	339	(15)	484	(54)
91-180 days	127	(15)	35	(12)
181-365 days	54	(20)	48	(20)
More than 365 days	3,286	(2,913)	3,325	(2,944)
Total	9,204	(3,345)	9,755	(3,390)

5.3.	Changes in provision for expected credit losses
	Jan-Mar/2019	Jan-Dec/2018
Opening balance	4,305	5,945
Initial application of IFRS 9	-	122
Additions	32	104
Write-offs	(18)	(1,253)
Transfer of assets held for sale	(37)	6
Cumulative translation adjustment	(15)	(619)
Closing balance	4,267	4,305
Current	1,680	1,715
Non-current	2,587	2,590

In 2018, write-offs in the balance of expected credit losses primarily reflect the effects related to the agreements signed with companies from electricity sector.

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	1,348	2,560	739	199	1	4,847
ECL	(1,182)	(5)	(1)	-	(1)	(1,189)
Balance at December 31, 2018	166	2,555	738	199	−	3,658
Sales	309	-	-	-	-	309
Amounts received	(245)	(71)	(116)	(7)	-	(439)
Interest	14	27	8	6	-	55
Derecognition of receivables	(1)	-	-	-	-	(1)
Agreements in 2018	-	-	74	-	-	74
(Additions)/reversals of ECL	(8)	1	-	(7)	-	(14)
Derecognition of receivables - ECL	4	-	-	-	-	4
CTA	(3)	(14)	(3)	(1)	-	(21)
Balance at March 31, 2019	236	2,498	701	190	−	3,625
Receivables	1,415	2,503	702	197	1	4,818
ECL	(1,179)	(5)	(1)	(7)	(1)	(1,193)
Balance at March 31, 2019	236	2,498	701	190	−	3,625

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	3,715	(920)	2,795
Eletrobras	626	(2)	624
Total	4,341	(922)	3,419
Third parties
Cia de Gás do Amazonas - CIGÁS	197	(3)	194
Cia de Eletricidade do Amapá - CEA	227	(227)	-
Others	53	(41)	12
Total	477	(271)	206
Balance at March 31, 2019	4,818	(1,193)	3,625
Balance at December 31, 2018	4,847	(1,189)	3,658

On April 8, 2019, the Company entered into a debt acknowledgement agreement with AME and Eletrobras, concerning the balance of overdue receivables between October 31 and December 3, 2018, in the amount of US$ 80. On the same date, the parties also entered into a debt assumption agreement under which Eletrobras guarantees this amount.

The privatization process of AME was completed on April 10, 2019, with the transfer of its control to the consortium formed by the companies Oliveira Energia Geração e Serviços Ltda and Atem Distribuidora de Petróleo S.A. However, given the stage of this process by the end of March 2019, which was conditioned on certain conditions precedent, notably the effective transfer of its control and additional investments and collaterals, the credit risk assessment for such receivables was not significantly affected.

The Company will continue to assess the impacts of this privatization on the fair value of such receivables and any changes in estimates will be recognized in subsequent reporting periods.

6.	Inventories
	03.31.2019	12.31.2018
Crude oil	4,040	4,150
Oil products	2,439	2,758
Intermediate products	563	610
Natural gas and LNG (*)	65	122
Biofuels	163	150
Fertilizers	59	78
Total products	7,329	7,868
Materials, supplies and others	1,130	1,119
Total	8,459	8,987

(*) Liquefied Natural Gas

In the the first quarter of 2019, the Company recognized a US$ 41 gain as a reversal of cost of sales, adjusting inventories to net realizable value (a US$ 18 loss as of the first quarter of 2018) primarily due to changes in international prices of crude oil and oil products.

At March 31, 2019, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Operating segment				03.31.2019	12.31.2018
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	-	-	100	-	100	40
Trade receivables	-	-	5	-	5	39
Inventories	-	-	268	-	268	47
Investments	898	-	−	-	898	973
Property, plant and equipment	667	4	362	80	1,113	745
Others	-	-	40	-	40	102
Total	1,565	4	775	80	2,424	1,946
Liabilities on assets classified as held for sale
Trade Payables	-	-	28	-	28	1
Provision for decommissioning costs	938	-	-	-	938	932
Others	-	-	50	-	49	50
Total	938	−	78	−	1,015	983

As of March 31, 2019, the amounts refer to (i) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants, (ii) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture), (iii) the remaining 10% interest in Lapa field, (iv) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group), (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte, (vi) the Pasadena Refinery and (vii) the interest in the Maromba field.

The most significant progresses under the divestment process are described below:

Sale of onshore producing fields

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to the company 3R Petroleum, in the amount of US$ 453. However, the transaction was not consummated.

Accordingly, the Company promptly reassessed the other offers and accepted the PetroRecôncavo’s offers in the amount of US$ 384, which was the second highest amount offered for this sale. Of this amount, US$ 61 is conditioned on the extension of the concession to be granted by the ANP (Brazilian Agency of Petroleum, Natural Gas and Biofuels) and its present value is US$ 47. PetroRecôncavo will disburse US$ 29 at the signing of the sale.

In addition, the Company will assume US$ 2 (present value) related to provision for decommissioning costs.

The corresponding assets and liabilities of this transaction are classified as held for sale as of March 31, 2019 as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP approval and pre-emption rights.

Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement – SPA related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all conditions precedent and the payment of US$ 332 to the Company, which includes US$ 45 of cash and cash equivalents of the companies and US$ 7 relating to working capital adjustment. This amount sums to the US$ 49 deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a US$ 141 gain within other income and expenses. In addition, a US$ 34 loss relating to cumulative translation adjustment previously recognized in shareholders' equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of Paraguayan Guarani against the US dollar, accumulated since the acquisition of the investment.

Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a SPA with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

As of March 31, 2019, the related assets and liabilities were classified as held for sale since the closing of this transaction was still subject to usual conditions precedent.

On May 1, 2019, this sale was concluded after the fulfillment of such conditions. Accordingly, the amount of US$ 467 million was disbursed to the company, of which US$ 350 million relates to Pasadena shares. The remaining US$ 117 million relates to its working capital and is still subject to adjustments to reflect changes to be computed until the closing date.

8.	Investments
8.1.	Investments in associates and joint ventures
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2019
Joint Ventures	1,170	3	5	57	(4)	−	(17)	1,214
Associates	1,573	(1)	21	75	(11)	22	(14)	1,665
Other investments	16	-	(4)	-	-	-	-	12
Total	2,759	2	22	132	(15)	22	(31)	2,891

Results of equity-accounted investments primarily refer to the MP Gulf of Mexico (US$ 32) and the Petrochemical associates (US $ 79).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Property, plant and equipment
9.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1,2018	6,665	75,002	42,521	52,462	-	176,650
Additions	4	1,751	8,707	6	-	10,468
Additions to / review of estimates of decommissioning costs	-	-	-	4,778	-	4,778
Capitalized borrowing costs	-	-	1,810	-	-	1,810
Write-offs	(61)	(16)	(327)	(27)	-	(431)
Transfers (****)	(93)	13,720	(18,667)	4,086	-	(954)
Depreciation, amortization and depletion	(359)	(6,529)	-	(5,028)	-	(11,916)
Impairment recognition	-	(742)	(250)	(1,686)	-	(2,678)
Impairment reversal	-	309	23	226	-	558
Cumulative translation adjustment	(946)	(7,467)	(4,891)	(7,598)	-	(20,902)
Balance at December 31, 2018	5,210	76,028	28,926	47,219	−	157,383
Cost	7,829	128,711	28,926	77,141	-	242,607
Accumulated depreciation, amortization and depletion	(2,619)	(52,683)	-	(29,922)	-	(85,224)
Balance at December 31, 2018	5,210	76,028	28,926	47,219	−	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	209	1,650	2	930	2,791
Additions to / review of estimates of decommissioning costs	-	-	-	(19)	-	(19)
Capitalized borrowing costs	-	-	345	-	-	345
Write-offs	-	(4)	(10)	-	-	(14)
Transfers (****)	401	2,253	(3,767)	1,017	150	54
Depreciation, amortization and depletion	(67)	(1,536)	-	(1,147)	(1,328)	(4,078)
Impairment recognition	(1)	(42)	(22)	-	-	(65)
Cumulative translation adjustment	(40)	(361)	(174)	(256)	(134)	(965)
Balance at March 31, 2019	5,503	76,547	26,948	46,816	26,193	182,007
Cost	8,198	128,803	26,948	77,603	28,269	269,821
Accumulated depreciation, amortization and depletion	(2,695)	(52,256)	-	(30,787)	(2,076)	(87,814)
Balance at March 31, 2019	5,503	76,547	26,948	46,816	26,193	182,007
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at March 31, 2019 comprise the following underlying assets:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	1,123	27,146	28,269
Accumulated depreciation, amortization and depletion	(43)	(2,033)	(2,076)
Balance at March 31, 2019	1,080	25,113	26,193
Depreciation charges	45	1,283	1,328
(*) It primarily comprises platforms and vessels.

9.2.	Unitization Agreements

On March 13, 2019, ANP informed the Company about its approval of the Production Individualization Agreement (Acordos de Individualização da Produção - AIP) pertaining to the portion of Lula reservoir, located in Santos basin, shared by the parties under the BM-S-11 concession (Lula field) operated by the Company with Shell and Galp as partners, South block of Tupi under the Assignment Agreement (Lula South field), also operated by the Company with 100% of the non-contracted area owned by Pré-Sal Petróleo S.A. (PPSA). In addition, the parties must enter into another agreement providing for equalization of expenses, revenues and production volumes by the effectiveness date of this AIP.

9.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of March 31, 2019, the Company’s property, plant and equipment include the amount of US$ 19,198 (R$ 74,808 million) related to the Assignment Agreement (US$ 19,306 as of December 31, 2018).

The information gathered made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

On September 14, 2018, the Brazilian Energy Policy Council (Conselho Nacional de Política Energética – CNPE) enacted Resolution 12/2018 recommending the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia - MME) to send a draft of an amendment to the agreement to the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) in order to make an assessment of its terms.

The CNPE also recommended that the MME, by means of Resolution 12/2018, send drafts of the public auction and the agreement for the bidding rounds of the exceeding volume under production-sharing regime. Aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company completed its assessment based on reports issued by the independent specialist it has engaged.

In April 2019, the CNPE enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitle to a reimbursement of US$ 9,058 due to the review of the Assignment Agreement. However, a definition about a relevant rule that would enable the Brazilian Government to settle such amount is pending.

Due to the features of the review, any credit in favor of the Company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable with a respective reduction in PP&E.

As a related party transaction involving the Brazilian Federal Government, the signing of the amendment to the Assignment Agreement must be submitted  to the Company’s Minority Shareholders Committee and Audit Committee in order to provide support to the Board of Director’s decisions through opinions about this matter.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2019, the capitalization rate was 5.90% p.a. (6.26% p.a. in the first quarter of 2018). Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

10.	Intangible assets
10.1.	By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2018	1,801	321	218	2,340
Addition	841	85	-	926
Capitalized borrowing costs	-	4	-	4
Write-offs	(15)	-	-	(15)
Transfers	(42)	6	14	(22)
Amortization	(14)	(98)	-	(112)
Cumulative translation adjustment	(241)	(46)	(29)	(316)
Balance at December 31, 2018	2,330	272	203	2,805
Cost	2,549	1,592	203	4,344
Accumulated amortization	(219)	(1,320)	-	(1,539)
Balance at December 31, 2018	2,330	272	203	2,805
Addition	3	34	-	37
Capitalized borrowing costs	-	1	-	1
Write-offs	(4)	-	-	(4)
Transfers	(11)	(1)	-	(12)
Amortization	(3)	(21)	-	(24)
Impairment recognition	(1)	-	-	(1)
Cumulative translation adjustment	(15)	(1)	(1)	(17)
Balance at March 31, 2019	2,299	284	202	2,785
Cost	2,498	1,599	202	4,299
Accumulated amortization	(199)	(1,315)	-	(1,514)
Balance at March 31, 2019	2,299	284	202	2,785
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

11.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Mar/2019	Jan-Dez/2018
Property plant and equipment
Opening Balance	4,132	4,522
Additions to capitalized costs pending determination of proved reserves	77	379
Capitalized exploratory costs charged to expense	(30)	(10)
Transfers upon recognition of proved reserves	-	(95)
Cumulative translation adjustment	(25)	(664)
Closing Balance	4,154	4,132
Intangible Assets	1,966	1,980
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	6,120	6,112

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2019	2018
	Jan-Mar	Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	105	91
Exploration expenditures written off (includes dry wells and signature bonuses)	50	8
Contractual penalties	14	36
Other exploration expenses	5	1
Total expenses	174	136
Cash used in :
Operating activities	109	92
Investment activities	94	224
Total cash used	203	316

12.	Finance debt
12.1.	Balance by type of finance debt

	03.31.2019	12.31.2018
In Brazil
Banking Market	6,671	9,576
Capital Market	4,222	3,320
Development banks	2,842	3,346
Others	8	9
Total	13,743	16,251
Abroad
Banking Market	23,322	24,124
Capital Market	37,801	39,627
Development banks	40	41
Export Credit Agency	3,658	3,881
Others	246	251
Total	65,067	67,924
Total finance debt	78,810	84,175
Current	3,230	3,667
Non-current	75,580	80,508

The Company was in compliance with debt covenants at March 31, 2019 and there were no change in collaterals provided compared to December 31, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

12.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Balance at 12.31.2018

In Brazil	21,930	65	2,442	(5,451)	(1,220)	1,338	27	(2,880)	-	16,251
Abroad	87,116	177	8,644	(27,988)	(4,465)	4,400	1,409	(1,357)	(12)	67,924
	109,046	242	11,086	(33,439)	(5,685)	5,738	1,436	(4,237)	(12)	84,175
	Balance at 12.31.2018		Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Balance at 03.31.2019
In Brazil		16,251	1,141	(3,736)	(220)	287	28	(8)	-	13,743
Abroad		67,924	3,131	(5,847)	(1,146)	1,028	39	(62)	-	65,067
		84,175	4,272	(9,583)	(1,366)	1,315	67	(70)	−	78,810
Reconciliation to the Statement of Cash Flows
PP&E on credit			(38)	-	-
Debt restructuring			-	(184)	-
Deposits linked to financing			-	-	(191)
Net cash used in financing activities			4,234	(9,767)	(1,557)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first quarter of 2019, proceeds from financing amounted to US$ 4,234, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 2,980, of which US$ 737 relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to  US$ 955.

In addition, the Company repaid several finance debts, notably: (i) US$ 4,186 relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 182; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 3,863; and (iii) pre-payment of US$ 322 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

12.3.	Summarized information on current and non-current finance debt
Maturity in	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	1,485	1,399	3,806	4,474	7,786	41,326	60,276	66,227
Floating rate debt	979	1,334	2,310	3,667	6,180	12,612	27,082
Fixed rate debt	506	65	1,496	807	1,606	28,714	33,194
Average interest rate	5.3%	5.9%	5.7%	5.8%	5.7%	6.5%	6.2%

Financing in Brazilian Reais (R$):	827	1,930	1,786	1,806	1,873	5,277	13,499	12,849
Floating rate debt	549	1,615	1,543	1,487	1,657	3,458	10,309
Fixed rate debt	278	315	243	319	216	1,819	3,190
Average interest rate	5.1%	5.0%	5.3%	5.6%	5.4%	4.2%	4.9%

Financing in Euro (€):	28	58	260	485	455	1,500	2,786	3,458
Fixed rate debt	28	58	260	485	455	1,500	2,786
Average interest rate	4.2%	2.7%	3.0%	2.9%	3.6%	4.6%	3.9%

Financing in Pound Sterling (£):	32	11	-	-	-	2,201	2,244	2,504
Fixed rate debt	32	11	-	-	-	2,201	2,244
Average interest rate	5.9%	6.2%	-	-	-	6.3%	6.2%

Financing in other currencies:	5	-	-	-	-	-	5	5
Fixed rate debt	5	-	-	-	-	-	5
Average interest rate	9.7%	-	-	-	-	-	9.7%

Total as of March 31, 2019	2,377	3,398	5,852	6,765	10,114	50,304	78,810	85,043
Average interest rate	5.3%	5.6%	5.6%	5.7%	5.6%	6.4%	6.0%

Total as of December 31, 2018	3,667	3,921	7,012	10,317	11,951	47,307	84,175	85,929
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2019 is 9.42 years (9.14 years as of December 31, 2018).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 39,611 as of March 31, 2019 (US$ 39,057 as of December 31, 2018); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 45,432 as of March 31, 2019  (US$ 46,872 as of December 31, 2018).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 28.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

12.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad

PGT BV	BNP Paribas	12/22/2016	1/15/2021	350	310	40
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Credit Agricole Corporate	4/12/2018	6/20/2019	400	253	147
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,550	603	7,947

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	513	−	513
Petrobras	Bradesco	6/1/2018	5/31/2023	513	−	513
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	513	−	513
Transpetro	BNDES	11/7/2008	8/12/2041	58	30	28
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	84	−	84
Total				1,681	30	1,651

13.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2018	Adoption of IFRS 16	Additions (new contracts)	Payment of principal and interest (*)	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Balance at 03.31.2019
In Brazil	185	5,628	818	(219)	77	37	(57)	6,469
Abroad	-	20,947	111	(667)	259	77	1	20,728
Total	185	26,575	929	(886)	336	114	(56)	27,197
(*) The Statement of Cash Flows includes US$ 7 received under lease arrangements in which the Company is the lessor.

A maturity schedule of the lease arrangements is are set out as follows:

Maturity	2019	2020	2021	2022	2023	2024 onwards	Total

Balance at March 31, 2019	6,030	3,649	4,119	2,796	2,053	8,550	27,197

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of 2019 amounted US$ 235, representing 27% in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 28.2.

In the first quarter of 2019, the Company recognized lease expenses in the amount of US$ 272 relating to short term leases.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

At March 31, 2019, the balances of lease agreements for which the lease term has not commenced as they relate to assets under construction or not yet available for use, are presented below:

Maturity	2019	2020 - 2023	2024 onwards	Total
Balance at March 31, 2019	3,924	17,376	46,021	67,321

14.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

14.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		03.31.2019		12.31.2018

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	347	122	307	114
Petrochemical companies (associates)	100	18	90	7
Other associates and joint ventures	230	752	285	744
Subtotal	677	892	682	865
Brazilian government – Parent and its controlled entities
Government bonds	1,911	-	1,958	-
Banks controlled by the Brazilian Government	8,313	7,296	7,445	10,332
Receivables from the Electricity sector (note 5.4)	4,341	-	4,400	−
Petroleum and alcohol account - receivables from the Brazilian Government	308	-	307	-
Diesel Price Subsidy Program	−	-	400	-
Brazilian Federal Government - dividends	-	330	-	324
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	75	-	144
Others	74	68	64	121
Subtotal	14,947	7,769	14,574	10,921
Pension plans	59	45	59	96
Total	15,683	8,706	15,315	11,882
Current	4,201	2,128	4,345	2,528
Non-Current	11,482	6,578	10,970	9,354
Total	15,683	8,706	15,315	11,882

The income/expenses of significant transactions are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2019	Jan-Mar/2018
Joint ventures and associates
State-controlled gas distributors (joint ventures)	693	544
Petrochemical companies (associates)	701	936
Other associates and joint ventures	(154)	(194)
Subtotal	1,240	1,286
Brazilian government – Parent and its controlled entities
Government bonds	29	31
Banks controlled by the Brazilian Government	(45)	(343)
Receivables from the Electricity sector (note 5.4)	140	78
Petroleum and alcohol account - receivables from the Brazilian Government	2	-
Diesel Price Subsidy Program	−	-
Brazilian Federal Government - dividends	(5)	-
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(28)	-
Others	35	60
Subtotal	128	(174)
Pension plans	-	-
Total	1,368	1,112
Revenues, mainly sales revenues	1,654	1,770
Purchases and services	(399)	(420)
Foreign exchange and inflation indexation charges, net	(111)	(84)
Finance income (expenses), net	224	(154)
Total	1,368	1,112

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 9.

14.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

		Jan-Mar/2019			Jan-Mar/2018
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	0.7	0.1	0.8	1.2	0.1	1.3
Social security and other employee-related taxes	0.2	−	0.2	0.3	−	0.3
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	-	0.1
Benefits due to termination of tenure	0.3	−	0.3	−	−	−
Total compensation recognized in the statement of income	1.3	0.1	1.4	1.6	0.1	1.7
Total compensation paid	2.0	−	2.0	1.6	0.1	1.7
Average number of members in the period (*)	6.33	10.00	16.33	8.00	9.00	17.00
Average number of paid members in the period (**)	6.33	6.67	13.00	8.00	5.00	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the first quarter of 2019, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 6 (US$ 6 for the first quarter of 2018).

The Company’s General Shareholder’s Meeting held on April 25, 2019 determined the amount of US$ 8.3 as the threshold of executive officers and board members compensation for the period from April 2019 to March 2020.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Provision for decommissioning costs
Non-current liabilities	Jan-Mar/2019	Jan-Dec/2018
Opening balance	15,133	14,143
Adjustment to provision	(19)	4,129
Transfers related to liabilities held for sale (*)	-	(1,221)
Payments made	(130)	(481)
Interest accrued	196	649
Others	-	51
Cumulative translation adjustment	(85)	(2,137)
Closing balance	15,095	15,133
(*) In 2018, it includes transfer to held for sale related to Campos basin (US$ 850); concessions in the state of Rio Grande do Norte (US$ 70) and Lapa field (US$ 11).

16.	Taxes
16.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities		Non-current liabilities
	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Taxes in Brazil
Income taxes	750	733	206	66	-	-
Income taxes - Tax settlement programs	-	-	56	56	543	552
	750	733	262	122	543	552
Taxes abroad	7	6	114	89	-	-
Total	757	739	376	211	543	552
(*) See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Taxes in Brazil
Current / Deferred ICMS (VAT)	795	781	666	700	684	922	-	-
Current / Deferred PIS and COFINS	502	442	2,756	2,668	490	309	-	-
CIDE	18	22	-	-	38	50	-	-
Production taxes	-	-	-	-	1,655	1,757	-	-
Withholding income taxes	-	-	-	-	113	308	-	-
Tax Settlement Program (**)	-	-	-	-	2	2	-	-
Others	45	36	159	158	122	184	114	107
Total in Brazil	1,360	1,281	3,581	3,526	3,104	3,532	114	107
Taxes abroad	13	15	15	14	17	24	-	-
Total	1,373	1,296	3,596	3,540	3,121	3,556	114	107

(*) Other non-current taxes are classified as other non-current liabilities.
(**) The amount is related to refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

16.2.	Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

Balance at January 1, 2018	2,364
Recognized in the statement of income for the year	(764)
Recognized in shareholders’ equity (*)	1,799
Cumulative translation adjustment	(159)
Use of tax credits	(1,222)
Others	8
Balance at December 31, 2018	2,026
Recognized in the statement of income for the period	137
Recognized in shareholders’ equity (*)	(39)
Cumulative translation adjustment	(7)
Use of tax credits	(123)
Others	(1)
Balance at March 31, 2019	1,993
Deferred tax assets	2,680
Deferred tax liabilities	(654)
Balance at December 31, 2018	2,026
Deferred tax assets	2,651
Deferred tax liabilities	(658)
Balance at March 31, 2019	1,993

(*) The amounts presented as Loans, trade and other receivables/payables and financing relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out in note 28.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

16.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2019	2018
	Jan-Mar	Jan-Mar
Net income before income taxes	1,690	3,415
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(575)	(1,161)
• Different jurisdictional tax rates for companies abroad	188	45
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(53)	(25)
• Tax incentives	13	23
• Tax loss carryforwards (unrecognized tax losses)	(78)	(11)
• Non-taxable income (non-deductible expenses), net (**)	(127)	(80)
• Others	67	(10)
Income taxes expense	(565)	(1,219)
Deferred income taxes	137	(195)
Current income taxes	(702)	(1,024)
Total	(565)	(1,219)

Effective tax rate of income taxes	33.4%	35.7%

(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Short-term benefits
	03.31.2019	31.12.2018
Accrued vacation pay	856	781
Profit sharing	354	355
Employees variable compensation program	366	269
Salaries and related charges	241	253
Total	1,817	1,658

In the first quarter of 2019, the Board of Directors approved a new variable remuneration model for all the Company's employees for 2019: the Performance Award Program (Programa de Prêmio por Performance - PPP). This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the Company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

The provision for variable compensation as of March 31, 2019 amounting to US$ 366 comprises US$ 103 recognized in the first quarter of 2019.

18.	Employee benefits (Post-Employment)
18.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

	Pension Plans				Medical Plan

	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other plans	Total
Balance at January 1, 2018	10,728	-	-	260	10,802	40	21,830
Remeasurement effects recognized in other comprehensive income	-	(12)	531	138	2,471	2	3,130
Costs incurred in the period	23	53	7	56	1,082	11	1,232
Interest income and expenses	255	1,144	374	23	927	4	2,727
Contributions paid	(93)	(229)	(74)	-	(319)	-	(715)
Payments related to Term of financial commitment (TFC)	-	(141)	(54)	-	-	-	(195)
Transfer due to spin-off	(10,858)	8,155	2,703	−	−	−	−
Others	−	−	−	-	-	31	31
Cumulative Translation Adjustment	(55)	(1,818)	(607)	(66)	(2,727)	(17)	(5,290)
Balance at December 31, 2018	-	7,152	2,880	411	12,236	71	22,750
Costs incurred in the period	-	15	2	11	57	1	86
Current service cost	-	141	57	10	283	1	492
Contributions paid	-	(63)	(17)	-	(108)	(7)	(195)
Others	-	-	-	-	-	(16)	(16)
Cumulative Translation Adjustment	-	(43)	(17)	(4)	(77)	1	(140)
Balance at March 31, 2019	-	7,202	2,905	428	12,391	51	22,977
Current	-	324	114	-	413	2	853
Non-current	-	6,878	2,791	428	11,978	49	22,124
Balance at March 31, 2019	-	7,202	2,905	428	12,391	51	22,977

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans				Medical Plan

	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees	-	45	8	16	128	1	198
Related to retired employees	-	111	51	5	212	1	380
Net costs for Jan-Mar/2019	-	156	59	21	340	2	578
Net costs for Jan-Mar/2018 (*)	318	-	-	20	351	3	692
(*) It refers to the costs before the split on April 1, 2018.

For the first quarter of 2019, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 63 (US$ 70 for the first quarter of 2018) recognized in the statement of income.

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions and. In these cases, the company has not paid its parity contributions and all judgments related to these injunctions were in favor of the Company. In the first quarter of 2019, the Company made contributions amounting to US$ 25 with respect of contributions under the PED (US$ 166 during 2018).

Financial statements for the Petros Renegotiated (PPSP-R) and Non-renegotiated (PPSP-NR) plans for 2018 were approved by the Executive Council of Petros on March 29, 2019 and presented an accumulated deficit of US$ 1,436 and US$ 733, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	1,436	733	2,169
Extraordinary sponsor contributions	2,906	826	3,732
Changes in fair value of plan assets (*)	2,269	949	3,218
Ordinary sponsor contributions	1,230	569	1,799
Financial assumptions	1,063	288	1,351
Actuarial valuation method	(1,601)	(463)	(2,064)
Others	(153)	(20)	(173)
Net actuarial liability registered by the Company	7,150	2,882	10,032
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019. The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petros 3 Plan

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP-3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP-3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Equity
19.1.	Share capital (net of share issuance costs)

As of March 31, 2019, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

19.2.	Dividends payable

Dividends and interest on capital for 2018, in the amount of US$ 1,850, were approved at the Shareholder’s General Meeting held on April 25, 2019, being US$ 0.0681 for common shares and US$ 0.2397 for preferred shares.

As of March 31, 2019, the remaining balance is US$ 1,118 (including indexation charges), of which US$ 1,016 relates to the shareholders of the Petrobras parent company, which will be paid on May 20, 2019.

19.3.	Earnings per share
		Jan-Mar/2019			Jan-Mar/2018

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	610	460	1,070	1,224	921	2,145
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.08	0.08	0.08	0.16	0.16	0.16
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars(*)	0.16	0.16	0.16	0.32	0.32	0.32
(*) Petrobras' ADSs are equivalent to two shares.

20.	Supplemental information on statement of cash flows
	Jan-Mar/2019	Jan-Mar/2018
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	369	249
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	43	1
Lease (*)	930	-
Provision/(reversals) for decommissioning costs	(19)	1
Use of deferred tax and judicial deposit for the payment of contingency	3	6
(*) The effects arising from the adoption of IFRS 16 are set out in note 3.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

21.	Sales revenues
	2019	2018
	Jan-Mar	Jan-Mar
Diesel	6,386	6,234
Gasoline	3,246	4,103
Liquefied petroleum gas	1,010	1,156
Jet fuel	935	939
Naphtha	420	572
Fuel oil (including bunker fuel)	288	307
Other oil products	940	1,035
Subtotal oil products	13,225	14,346
Natural gas	1,572	1,289
Renewables and nitrogen products	535	528
Breakage	164	232
Electricity	498	355
Services, agency and others	210	305
Domestic market	16,204	17,055
Exports	3,960	4,171
Sales abroad (*)	1,065	1,732
Foreign market	5,025	5,903
Sales revenues (**)	21,229	22,958

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 25.

In the first quarter of 2019 and 2018, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

22.	Costs and expenses by nature
22.1.	Cost of sales
	Consolidado
	2019	2018
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services	(7,836)	(8,332)
Depreciation, depletion and amortization	(3,140)	(3,071)
Production taxes	(2,398)	(2,474)
Employee compensation	(843)	(827)
Total	(14,217)	(14,704)

22.2.	Selling expenses
	Consolidado
	2019	2018
	Jan-Mar	Jan-Mar
Materials, third-party services, rent and other related costs	(803)	(959)
Depreciation, depletion and amortization	(165)	(85)
Allowance for expected credit losses	(36)	(130)
Employee compensation	(93)	(99)
Total	(1,097)	(1,273)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

22.3.	General and administrative expenses
	Consolidado
	2019	2018
	Jan-Mar	Jan-Mar
Employee compensation	(398)	(412)
Materials, third-party services, freight, rent and other related costs	(171)	(208)
Depreciation, depletion and amortization	(47)	(40)
Total	(616)	(660)

23.	Other income and expenses
	2019	2018
	Jan-Mar	Jan-Mar
Pension and medical benefits - retirees	(380)	(417)
Unscheduled stoppages and pre-operating expenses	(322)	(239)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(368)	(392)
Gains/(losses) with Commodities Derivatives	(237)	(217)
Profit sharing	(8)	(139)
Impairment	7	(18)
Institutional relations and cultural projects	(43)	(35)
Operating expenses with thermoelectric power plants	(33)	(25)
Health, safety and environment	(17)	(25)
Allowance for impairment of other receivables	4	(7)
Reclassification of cumulative translation adjustments - CTA	(34)	-
Variable compensation program	(103)	-
Government grants	28	-
Gains / (losses) on disposal/write-offs of assets (**)	184	1,005
Expenses/Reimbursements from E&P partnership operations	50	56
Others	108	61
Total	(1,164)	(392)
(*) In 2019, it includes foreign exchange losses relating to the Class Action Settlement provision in the amount of US$ 15.
(**) In 2019, it primarily comprises gain on the sale of distributors in Paraguay. In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

24.	Net finance income (expense)
	Jan-Mar/2019	Jan-Mar/2018
Debt interest and charges	(1,334)	(1,627)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(787)	(999)
Unwinding of discount on lease liabilities (notes 3.1 and 13)	(335)	-
Discount and premium on repurchase of debt securities	(182)	(419)
Income from investments and marketable securities (Government Bonds)	131	139
Financial result on net debt	(2,507)	(2,906)
Capitalized borrowing costs	346	497
Gains (losses) on derivatives	(29)	109
Unwinding of discount on the provision for decommissioning costs	(209)	(183)
Other finance expenses and income, net	140	123
Other foreign exchange gains (losses) and indexation charges, net	97	125
Net finance income (expenses)	(2,162)	(2,235)
Income	362	339
Expenses	(1,806)	(1,804)
Foreign exchange gains (losses) and indexation charges	(718)	(770)
Total	(2,162)	(2,235)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

25.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by operating segment - 03.31.2019

Current assets	5,263	12,239	1,960	74	2,160	15,540	(3,719)	33,517
Non-current assets	148,589	33,822	14,375	139	2,815	9,949	355	210,044
Long-term receivables	7,996	3,470	1,688	2	869	7,943	393	22,361
Investments	662	1,395	780	48	−	6	−	2,891
Property, plant and equipment	137,870	28,798	11,665	89	1,746	1,877	(38)	182,007
Operating assets	116,957	25,699	9,093	88	1,515	1,745	(38)	155,059
Under construction	20,913	3,099	2,572	1	231	132	−	26,948
Intangible assets	2,061	159	242	−	200	123	−	2,785
Total Assets	153,852	46,061	16,335	213	4,975	25,489	(3,364)	243,561

Consolidated assets by operating segment - 12.31.2018

Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006
Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	−	4	−	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Under construction	22,981	3,009	2,540	1	216	179	−	28,926
Intangible assets	2,071	174	243	−	199	118	−	2,805
Total Assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Mar/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	11,384	16,136	3,220	60	6,171	−	(15,742)	21,229
Intersegments	11,053	3,687	861	57	84	−	(15,742)	−
Third parties	331	12,449	2,359	3	6,087	−	−	21,229
Cost of sales	(6,804)	(14,905)	(2,304)	(62)	(5,737)	−	15,595	(14,217)
Gross profit (loss)	4,580	1,231	916	(2)	434	−	(147)	7,012
Income (expenses)	(561)	(619)	(503)	(4)	(125)	(1,471)	(9)	(3,292)
Selling	−	(464)	(422)	−	(202)	(2)	(7)	(1,097)
General and administrative	(71)	(85)	(36)	(4)	(54)	(366)	−	(616)
Exploration costs	(174)	−	−	−	−	−	−	(174)
Research and development	(94)	(4)	(5)	−	−	(35)	−	(138)
Other taxes	(21)	(22)	(16)	(1)	(8)	(35)	−	(103)
Other income and expenses	(201)	(44)	(24)	1	139	(1,033)	(2)	(1,164)
Net income / (loss) before financial results and income taxes	4,019	612	413	(6)	309	(1,471)	(156)	3,720
Net finance income (expenses) (*)	−	−	−	−	−	(2,162)	−	(2,162)
Results in equity-accounted investments	36	93	4	(1)	−	−	−	132
Net income / (loss) before income taxes	4,055	705	417	(7)	309	(3,633)	(156)	1,690
Income taxes	(1,367)	(208)	(141)	2	(105)	1,201	53	(565)
Net income (loss) for the period	2,688	497	276	(5)	204	(2,432)	(103)	1,125
Non-controlling interests	(1)	(9)	29	−	31	5	−	55
Net income attributable to shareholders of Petrobras	2,689	506	247	(5)	173	(2,437)	(103)	1,070
(*) It includes US$ 333 of finance expenses following the adoption of IFRS 16.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Mar/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	12,550	17,060	2,836	68	7,220	−	(16,776)	22,958
Intersegments	12,029	3,738	850	62	97	−	(16,776)	−
Third parties	521	13,322	1,986	6	7,123	−	−	22,958
Cost of sales	(7,429)	(15,156)	(1,798)	(64)	(6,735)	−	16,478	(14,704)
Gross profit (loss)	5,121	1,904	1,038	4	485	−	(298)	8,254
Income (expenses)	263	(731)	(794)	(6)	(318)	(1,166)	(10)	(2,762)
Selling	(22)	(445)	(566)	−	(233)	1	(8)	(1,273)
General and administrative	(75)	(106)	(38)	(5)	(62)	(374)	−	(660)
Exploration costs	(136)	−	−	−	−	−	−	(136)
Research and development	(104)	(3)	(4)	−	−	(42)	−	(153)
Other taxes	(50)	(25)	(11)	(1)	(7)	(54)	−	(148)
Other income and expenses	650	(152)	(175)	−	(16)	(697)	(2)	(392)
Net income / (loss) before financial results and income taxes	5,384	1,173	244	(2)	167	(1,166)	(308)	5,492
Net finance income (expenses)	−	−	−	−	−	(2,235)	−	(2,235)
Results in equity-accounted investments	−	137	23	(2)	−	−	−	158
Net income / (loss) before income taxes	5,384	1,310	267	(4)	167	(3,401)	(308)	3,415
Income taxes	(1,830)	(399)	(83)	1	(57)	1,044	105	(1,219)
Net income (loss) for the period	3,554	911	184	(3)	110	(2,357)	(203)	2,196
Non-controlling interests	(2)	(32)	36	−	27	22	−	51
Net income attributable to shareholders of Petrobras	3,556	943	148	(3)	83	(2,379)	(203)	2,145

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Provisions for legal proceedings
26.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;
•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems; (vii) termination of the drilling service contract tied to ship-probe Titanium Explorer; and (viii) differences in production taxes (special participation) relating to the unification of oil fields in the Parque das Baleias complex (see note 30).

Provisions for legal proceedings are set out as follows:

	03.31.2019	12.31.2018
Current and Non-current liabilities
Labor claims	1,078	1,093
Tax claims	467	491
Civil claims	5,831	5,710
Environmental claims	114	111
Total	7,490	7,405
Current liabilities	3,394	3,482
Non-current liabilities	4,096	3,923

	Jan-Mar/2019	Jan-Dec/2018
Opening Balance	7,405	7,026
Additions, net of reversals	389	1,325
Use of provision	(245)	(650)
Accruals and charges	53	736
Others	(66)	95
Cumulative translation adjustment	(46)	(1,127)
Closing Balance	7,490	7,405

In preparing its consolidated financial statements for the first quarter of 2019, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main addition to provisions for legal proceedings in the first quarter of 2019 relates to the arbitrations in Brazil involving the company Sete Brasil, in the amount of US$ 365, which was previously regarded as a contingent liability as of December 31, 2018.

26.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2019	12.31.2018
Non-current assets
Tax	4,966	4,563
Labor	1,182	1,161
Civil	1,019	823
Environmental	161	160
Others	4	4
Total	7,332	6,711

	03.31.2019	12.31.2018
Opening Balance	6,711	5,582
Additions	618	1,883
Use	(22)	(86)
Accruals and charges	86	294
Others	-	26
Cumulative translation adjustment	(61)	(988)
Closing Balance	7,332	6,711

26.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of March 31, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	03.31.2019	12.31.2018
Tax	37,843	37,290
Labor	8,960	8,619
Civil - General	6,691	6,539
Civil - Environmental	4,342	4,221
Total	57,836	56,669

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) arbitrations in Brazil and lawsuit in the USA regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) five public civil actions filed by the Public Prosecutor's Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute - INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

In the first quarter of 2019, the increase in the balance of contingent liabilities is mainly attributable to its update by applicable interest rates and to a dispute, amounting to US$ 282, relating to the compensation for costs incurred in charter contracts of two drilling rigs, whose possibility of outflow of resources was previously deemed remote. This increase was partially offset by the provision for arbitral litigations in Brazil involving the company Sete Brasil, in the amount of US$ 365, as well as by the dispute involving the limit of standby work and period for rest between workdays (US$ 372), which was deemed remote in the first quarter of 2019 following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho - TST).

26.4.	Class action and related proceedings
26.4.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 to resolve claims in two installments of US$ 983 and a further installment of US$ 984. Accordingly, the Company charged US$ 3,449 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for it as other current assets. Certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement, and one such appeal remains pending.

Additionally, during the first quarter of 2019, there were no other events that modified the evaluation and judgment of this action.

26.4.2.	Class actions in the Netherlands and Argentina

During the first quarter of 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands, nor of the arbitrations in progress in Argentina.

26.4.3.	Arbitration in Brazil

On March 15, 2019, the Brazilian Federal Supreme Court suspended the Commitment Assumption Agreement signed with the Brazilian Federal Prosecutor’s Office, which prevents the Company, in the event of any convictions in these arbitrations, from using half of the amount of US$ 683 paid on January 30, 2019 to the Brazilian authorities.

27.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,303 of which US$ 1,183 were still in force as of March 31, 2019 , net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,086 and bank guarantees of US$ 97.

28.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2019 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(13,399)	(14,043)	13	108
Long position/Crude oil and oil products	40,016	40,017	-	-	2019/2020
Short position/Crude oil and oil products	(53,415)	(54,060)	-	-	2019/2020
OTC Options(*)
Put/Crude oil and oil products	186,000	−	227	-	2019
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 65	US$ 137	1	(2)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 81	US$ 92	(2)	(1)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 3000	EUR 3000	(215)	(123)	2019
Short position/Foreign currency forwards (EUR/USD) (**)	EUR 521	-	4	-	2019
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 419	GBP 419	(3)	(11)	2019
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	31	1	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(53)	(71)	2034
Total recognized in the Statement of Financial Position			3	(99)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)
	Jan-Mar/2019	Jan-Mar/2018	Jan-Mar/2019	Jan-Mar/2018
Commodity derivatives	(237)	(217)	-	−
Foreign currency derivatives	(29)	109	−	−
	(266)	(108)	−	−
Cash flow hedge on exports (***)	(755)	(820)	117	482
Total	(1,021)	(928)	117	482

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 28.2.

	Guarantees given as collateral
	03.31.2019	12.31.2018
Commodity derivatives	62	(48)
Foreign currency derivatives	70	70
Total	132	22

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2019 is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(209)	(419)
Forward contracts	Foreign currency - depreciation BRL x USD	(5)	40	81
Options OTC	Crude oil and oil products - price changes	-	(196)	(224)
		(5)	(365)	(562)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value at March 31, 2019 / R$ x U.S. Dollar - a 3.3% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

28.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445.

In the first quarter of 2019, due to the decrease in the fair value of these put options driven by the increase in the commodity price in the international market, a US$ 94 loss was accounted as other income and expenses, within the corporate segment (a US$ 170 loss in the first quarter of 2018).

Additionally, since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to improve flexibility of its pricing policy for this oil product. It allows the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days, which represents a better alignment between the Company interest and demands from customers and market players in general. The Company recognized a US$ 3 gain arising from this strategy in the first quarter of 2019, recorded in other income and expenses.

In March 2019, Petrobras approved a change in the frequency of adjustment in diesel prices, whose values will be updated for periods of not less than 15 days in the Company's refineries. In order to preserve the profitability of its refining operations, Petrobras may hedge its exposures through the use of derivatives. With the same objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. The Company recognized a US$ 18 loss arising from this strategy in the first quarter of 2019, recorded in other income and expenses.

The Company may apply this strategy in periods of high volatility of prices in order to meet the aforementioned alignment and generate results equivalent to those that would be generated if prices were adjusted on a daily basis.

28.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, the Company performed additional designations in the first quarter of 2019 following the adoption of IFRS 16, amounting to US$ 25,687 (R$ 99,370 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

The carrying amounts, the fair value as of March 31, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8967 exchange rate are set out below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

				Present value of hedging instrument notional value at 03.31.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2019 to March 2029	93,256	363,390

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2018	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	31,693	121,919
Exports affecting the statement of income	(1,732)	(6,518)
Principal repayments / amortization	(2,873)	(10,828)
Foreign exchange variation	-	2,427
Amounts designated as of March 31, 2019	93,256	363,390
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2019	109,337	426,052

In the first quarter of 2019, the Company recognized a US$ 5 loss within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 82.6%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2018	(14,508)	4,935	(9,573)
Recognized in shareholders' equity	(8,950)	3,043	(5,907)
Reclassified to the statement of income - occurred exports	3,315	(1,127)	2,188
Balance at December 31, 2018	(20,143)	6,851	(13,292)
Recognized in shareholders' equity	(638)	217	(421)
Reclassified to the statement of income - occurred exports	755	(257)	498
Balance at March 31, 2019	(20,026)	6,811	(13,215)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2019 is set out below:

	2019	2020	2021	2022	2023	2024	2025	2026 to 2028	Total
Expected realization	(3,518)	(4,123)	(3,982)	(4,332)	(2,653)	(1,459)	(86)	127	(20,026)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a US$ 46 gain in the first quarter of 2019 (a US$ 94 gain in the first quarter of 2018) arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

c)	Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In 2019, approximately Euro 520 million of this position was reversed through the sale of this currency for the same term, due to the repurchase of bonds previously protected. The Company recognized a US$ 81 loss in the first quarter of 2019 arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these NDFs before their expiration dates.

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets (**)	7,469		(243)	1,867	3,735
Liabilities (***)	(99,279)	Dollar/Real	3,228	(24,820)	(49,640)
Cash flow hedge on exports	93,256		(3,032)	23,314	46,628
	1,446		(47)	361	723
Assets	5	Euro/Real	−	1	3
Liabilities	(29)		1	(7)	(15)
	(24)		1	(6)	(12)
Assets	2,760	Euro/Dollar	17	690	1,380
Liabilities	(5,583)		(34)	(1,396)	(2,791)
Non Deliverable Forward (NDF)	3,369		20	842	1,685
	546		3	136	274
Assets	2	Pound Sterling/Real	−	1	1
Liabilities	(21)		−	(5)	(10)
	(19)		−	(4)	(9)
Assets	2,319	Pound Sterling /Dollar	46	580	1,160
Liabilities	(4,552)		(91)	(1,138)	(2,276)
Derivative - cross currency swap	1,694		34	424	847
Non Deliverable Forward (NDF)	546		11	137	273
	7		−	3	4
Total	1,956		(43)	490	980

(*) On March 31, 2019, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 3.3% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.6% appreciation of the Japanese Yen / Euro x U.S. Dollar: a 0.6% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 2.1% appreciation of the Pound Sterling / Real x Euro - a 2.6% appreciation of the Real / Real x Pound Sterling - a 1.3% appreciation of the Real . Source: Focus and Bloomberg.

(**) It includes the Escrow account for the Class action agreement, as set out note 26.4.
(***) It includes the provision for the Class Action agreement, as set out note 26.4.

28.3.	Liquidity risk

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2019	2020	2021	2022	2023	2024 and thereafter	Balance at March 31, 2019	Balance at December 31, 2018
Principal	1,246	3,398	5,969	6,894	10,241	52,575	80,323	85,279
Interest	3,287	4,557	4,289	3,997	3,542	33,549	53,221	51,359
Total	4,533	7,955	10,258	10,891	13,783	86,124	133,544	136,638

29.	Fair value of financial assets and liabilities
			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,128	-	-	1,128
Commodity derivatives	13	227	-	240
Foreign currency derivatives	-	36	-	36
Balance at March 31, 2019	1,141	263	-	1,404
Balance at December 31, 2018	1,091	1	-	1,092

Liabilities
Foreign currency derivatives	-	(273)	-	(273)
Balance at March 31, 2019	−	(273)	-	(273)
Balance at December 31, 2018	108	(208)	-	(100)

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 12.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30.	Subsequent events

Voluntary Severance Program

On April 24, 2019, the Board of Directors approved the Company's Voluntary Severance Program (PDV).

Petrobras employees may join the program from May 2, 2019 to June 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan will occur to the extent that the employees join the program.

Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the Company entered into a purchase and sale agreement for the sale of a 90% stake in TAG to the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ) .

The transaction value is approximately US$ 8.6 billion and will be paid at the closing of the transaction. This amount includes the settlement of TAG debts with BNDES amounting to approximately US$ 800.

TAG operates in the natural gas transportation sector, currently holding long-term operating permission for a pipeline network of approximately 4.5 thousand km long and 74 million m3 / day of transportation capacity, located in the North, Northeast and Southeast Brazil. Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, without any impact on its operations and the delivery of gas to distributors and other customers.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the CADE.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), a subsidiary of Petroliam Nasional Berhad (“PETRONAS”) for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field.

The transaction amounts to US$ 1,294, to be paid in two tranches: (i) US$ 259 paid at the signing date; and (ii) US$ 1,035 at the closing date, subject to price adjustments.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP and the CADE.

Unification of oil fields in the Parque das Baleias complex

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as "Parque das Baleias", located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of US$ 903, of which US$ 387was paid at the signing date and the remainder amount will be settled in 42 monthly installments.

The amount of US$ 903 was accounted for as provision for legal proceedings in the last quarter of 2018.

Distributions to shareholders

The Company’s Board of Directors approved on May 7, 2019 interest on capital distribution totaling US$ 329 (R$ 1,304 million), representing US$ 0.02 (R$ 0.10) per common and preferred share. This interest on capital will be paid to shareholders on July 5, 2019 based on register on May 21, 2019 and it will be included within the distribution for 2019, bearing interest at Selic rate (Brazilian short-term interest rate) from the date of the payment to the end of the fiscal year.

31.	Information related to guaranteed securities issued by subsidiaries
31.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer